SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                         DE ANZA PROPERTIES - XII, LTD.
                            (Name of Subject Company)


              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                      CITADEL SECONDARY MARKET FUND 1, LTD.
                                  CAL-KAN, INC.
                                C. E. PATTERSON
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
Moraga Partners, Inc.                        Derenthal & Dannhauser
1640 School Street, Suite 100                455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(510) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

            Transaction                                   Amount of
            Valuation                                     Filing Fee

            $3,124,010                                   $624.80


* For purposes of calculating the filing fee only. This amount assumes the purchase of 5,680 Units of Limited Partnership Interest ("Units") of the subject company at $550.00 in cash per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

CUSIP NO.   None                      14D-1                 Page 2 of ___ Pages
           -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                     (a)      __
                                                     (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                              --

6.  Citizenship or Place of Organization

            Florida

7.  Aggregate Amount Beneficially Owned by Each Reporting Person          4,805


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                    21.15%


10. Type of Reporting Person (See Instructions)

                     PN


da12-5/14d.1

CUSIP NO.   None                     14D-1                  Page 3 of ___ Pages
           -----


1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           CITADEL SECONDARY MARKET FUND 1, LTD.

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6. Citizenship or Place of Organization

           Florida

7. Aggregate Amount Beneficially Owned by Each Reporting Person          4,805


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9. Percent of Class Represented by Amount in Row (7)                     21.15%


10 Type of Reporting Person (See Instructions)

                     PN


da12-5/14d.1

CUSIP NO.   None                      14D-1                Page 4  of ___ Pages
            -----


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

             CAL-KAN, INC.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.   Citizenship or Place of Organization

             Kansas

7.   Aggregate Amount Beneficially Owned by Each Reporting Person         4,805


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.   Percent of Class Represented by Amount in Row (7)                   21.15%


10.  Type of Reporting Person (See Instructions)

                     CO



da12-5/14d.1

CUSIP NO.   None                    14D-1                   Page 5 of ___ Pages
            -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            C.E. PATTERSON

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person         4,805


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                    21.15%


10. Type of Reporting Person (See Instructions)

                     IN



da12-5/14d.1

Item 1.      Security and Subject Company.

     (a) This Schedule relates to units of limited partnership interest (the "Units") of De Anza Properties - XII, Ltd. (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: 9171 Wilshire Boulevard, Beverly Hills, California 90210.

     (b) This Schedule relates to the offer by Accelerated High Yield Institutional Investors, L.P., Citadel Secondary Market Fund 1, Ltd. and Cal-Kan, Inc. (together the "Purchasers"), to purchase up to 5,680 Units for cash at a price equal to $550 per Unit less the amount of any distributions made or declared with respect to the Units between December 2, 1997 and December 31, 1997, or such later date to which the Purchaser may extend the offer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 22,719 Units outstanding as of December 31, 1996, according to its annual report on Form 10-K for the year then ended.

     (c)  The  information   set  forth  under  the  captions   "Introduction  -
Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company.

             (a)-(b) See the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. Also, see the discussion under "Introduction" in the Offer to Purchase for information concerning discussions between the Issuer and an affiliate of the Purchasers. Other than the foregoing, since January 1, 1992, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.      Source and Amount of Funds or Other Consideration.

     (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) Not applicable.


da12-5/14d.1
                                       6

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a)-(e) and (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.


Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Offer to Purchase dated December 2, 1997

             (a)(2)  Letter of Transmittal.

             (a)(3)  Form of Letter to Unitholders dated December 2, 1997

             (b)-(f) Not applicable.

da12-5/14d.1
                                       7

                                   SIGNATURES

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       December 2, 1997

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President


CITADEL SECONDARY MARKET FUND 1, LTD.

By:  Citadel Financial Group, Inc., General Partner

             By:     /s/ Charles Gorenberg
                     Charles Gorenberg, Vice President


CAL-KAN, INC.

             By:    /s/ C. E. Patterson
                    C. E. Patterson, President



C. E. PATTERSON

/s/ C. E. Patterson
C. E. Patterson



da12-5/14d.1
                                       8

                                  EXHIBIT INDEX


Exhibit              Description                                         Page

(a)(1)       Offer to Purchase dated December 2, 1997

(a)(2)       Letter of Transmittal

(a)(3)       Form of Letter to Unitholders dated December 2, 1997



da12-5/14d.1
                                       9

                                 Exhibit (a)(1)

da12-5/14d.1

                     OFFER TO PURCHASE FOR CASH UP TO 5,680
                      UNITS OF LIMITED PARTNERSHIP INTEREST

                                       OF

                         DE ANZA PROPERTIES - XII, LTD.
                       (a California Limited Partnership)

                                       at

                                  $550 Per Unit

                                       by

              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                      CITADEL SECONDARY MARKET FUND 1, LTD.
                                  CAL-KAN, INC.


THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON DECEMBER 31, 1997, UNLESS THE OFFER IS EXTENDED.

         Accelerated High Yield Institutional Investors, L.P.; Citadel Secondary Market Fund 1, Ltd. and Cal-Kan, Inc. (together the "Purchasers") hereby seek to acquire Units of limited partnership interest (the "Units") in De Anza Properties - XII, Ltd., a California limited partnership (the "Partnership"). The Purchasers are not affiliated with the Partnership. The Purchasers hereby offer to purchase up to 5,680 Units at a purchase price equal to $550 per Unit, less the amount of any distributions declared or made with respect to the Units between December 2, 1997 (the "Offer Date") and December 31, 1997, or such other date to which this Offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The 5,680 Units sought pursuant to the Offer represent approximately 25% of the Units outstanding as of December 31, 1996.

         Holders of Units ("Unitholders") are urged to consider the following factors:

         - Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership.

         - De Anza Corporation, the Partnership's Operating General Partner (the "General Partner"), has announced a contingent agreement to sell the Partnership's sole remaining property effective January 1998. The General Partner stated that there are material contingencies in the agreement and there can be no assurance that the property will be sold. If it is sold on the proposed terms, the General Partner estimates total liquidating distributions in an amount equal to $705 to $714 per Unit, a portion of which would be retained by the

DA12-5/TO.1

Partnership as capital reserves. The price offered by the Purchasers is less than this estimated distribution of sales proceeds in the event the proposed sale is consummated.

         - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $550 per Unit, the Purchasers was motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

         - As a result of consummation of the Offer, the Purchasers may be in a position to significantly influence all Partnership decisions on which Unitholders may vote. The Purchasers will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unitholders. See Section 7 below.

         - The Purchasers may accept only a portion of the Units tendered by a Unitholder in the event a total of more than 5,680 Units are tendered.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. IF MORE THAN 5,680 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 5,680 UNITS FROM TENDERING UNITHOLDERS ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN.

A UNITHOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNITHOLDER.

The Purchasers expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase, to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iv) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

December 2, 1997


DA12-5/TO.1

                                    IMPORTANT

Any Unitholder desiring to tender any or all of such Unitholder's Units should complete and sign the Letter of Transmittal (a copy of which is printed on orange paper and enclosed with this Offer to Purchase) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to MacKenzie Patterson, Inc. (the "Depositary"), an affiliate of the Purchasers, at the address or facsimile number set forth below.

MacKenzie Patterson, Inc.
1640 School Street, Suite 100
Moraga, California  94556
Telephone:  800-854-8357
Facsimile Transmission:  510-631-9119

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Tran smittal may be directed to the Purchasers at 1-800-854-8357.

                           ---------------------------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY
REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.
                           ---------------------------

The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The  Purchasers  have filed with the  Commission  a Tender  Offer  Statement  on
Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

                                TABLE OF CONTENTS
                                                                         Page

INTRODUCTION................................................................  5

TENDER OFFER................................................................  8
Section 1.        Terms of the Offer........................................  8
Section 2.        Proration; Acceptance for Payment and Payment for Units...  8
Section 3.        Procedures for Tendering Units............................. 9
Section 4.        Withdrawal Rights......................................... 11
Section 5.        Extension of Tender Period; Termination; Amendment........ 11
Section 6.        Certain Federal Income Tax Consequences................... 12
Section 7.        Effects of the Offer...................................... 14
Section 8.        Future Plans.............................................. 15
Section 9.        The Business of the Partnership........................... 15
Section 10.       Conflicts of Interest..................................... 17
Section 11.       Certain Information Concerning the Purchasers............. 17
Section 12.       Source of Funds........................................... 18
Section 13.       Conditions of the Offer................................... 18
Section 14.       Certain Legal Matters..................................... 19
Section 15.       Fees and Expenses......................................... 20
Section 16.       Miscellaneous............................................. 20

Schedule I - The Purchasers and Their Respective Principals

To the Holders of Units of Limited Partnership Interest of De Anza Properties - XII, Ltd.

                                  INTRODUCTION

The Purchasers hereby offer to purchase up to 5,680 Units of the Partnership at a purchase price of $550 per Unit, less the amount of any distributions declared or paid with respect to the Units between the Offer Date and the Expiration Date ("Offer Price"), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. Unitholders who tender their Units will not be obligated to pay any Partnership transfer fees, or any other fees, expenses or commissions in connection with the tender of Units. The Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer.

For further  information  concerning  the  Purchasers,  see Section 11 below and
Schedule I.

None of the Purchasers nor the Depositary is affiliated with the DeAnza Corporation; the Partnership's operating general partner (the "General Partner") or with any of the individual general partners of the Partnership or any affiliate of such persons.

Unitholders are urged to consider the following factors:

         - Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership.

         - DeAnza Corporation, the Partnership's Operating General Partner (the "General Partner") has announced a contingent agreement to sell the Partnership's sole remaining property effective January 1998. The General Partner stated that there are material contingencies in the agreement and there can be no assurance that the property will be sold. If it is sold on the proposed terms, the General Partner estimates total liquidating distributions in an amount equal to $705 to $714 per Unit, a portion of which would be retained by the Partnership as capital reserves. The price offered by the Purchasers is less than this estimated distribution of sales proceeds in the event the proposed sale is consummated.

         - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $550 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

         - As a result of consummation of the Offer, the Purchasers may be in a position to significantly influence all Partnership decisions on which Unitholders may vote. The Purchasers will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unitholders. See Section 7 below.

         - The Purchasers may accept only a portion of the Units tendered by a Unitholder in the event a total of more than 5,680 Units are tendered.

The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Unitholders may wish to terminate their investment in the Partnership for a number of reasons, including the following:

- Although the General Partner has announced a contingent agreement with a third party purchaser for the sale of the Partnership's apartment project the proposed purchaser has the right to investigate the property and determine whether or not to proceed with the purchase. Unitholders will remain subject to the risk that the purchaser will determine not to proceed, or that the purchaser will demand less desirable terms for the purchase after completing its investigation. The General Partner has stated that there is no assurance that the sale will be consummated as proposed.

- If the contingent agreement is consummated, it will not be consummated until January 1998. In addition, the General Partner has advised affiliates of the Purchasers that it intends to withhold a portion of any liquidation proceeds for an indefinite period as capital reserves. Unitholders will be required to file Partnership tax returns at least until 1999 for the 1998 tax year and possibly beyond 1999. Accordingly, Unitholders may wish to terminate their ownership of Units in 1997 by selling their Units to the Purchasers and thereby avoid the need to comply with complicated and costly tax reporting requirements for any tax years after 1997.

- Unitholders who sell all their Units in 1997 will have final resolution of their investment as of 1997 and realize all capital gains or losses as of such date. If the proposed sale is consummated, Unitholders who return their Units are likely to realize a greater capital gain in 1998, based on the General Partner's estimates, than those who liquidate in 1997, as the final resolution of all capital gains and losses will not otherwise occur until the Partnership liquidates at some time in the indefinite future.

- As noted above, there can be no assurance that the proposed sale will be consummated, nor can there otherwise be any assurance as to when the Partnership will be finally liquidated. No termination date has been fixed for the Partnership other than upon final distribution of all of the Partnership's assets or December 31, 2030. If the currently proposed sale is not consummated, then there can be no assurance that the Partnership will not continue for an indefinite period until the property is sold and the assets distributed.

The Offer is not conditioned upon any minimum number of Units being tendered. If more than 5,680 Units are validly tendered and not withdrawn, the Purchasers will accept for purchase a total of 5,680 Units from tendering Unitholders on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer
Section 13. Conditions of the Offer" for certain conditions of the Offer. The Purchasers expressly reserve the right, in their sole discretion and for any reason, to waive any or all of the conditions of the Offer, although the Purchasers do not presently intend to waive any such conditions.

Establishment of the Offer Price

The Purchasers have set the Offer Price at $550 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and Expiration Date. In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including: (i) the prices of recent secondary market resales of the Units and the response to prior tender offer prices; (ii) the lack of liquidity of an investment in the Partnership; and (iii) the General Partner's estimate of the potential liquidation value of the Partnership's assets.

The Offer Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

As noted above, the General Partner has announced a contingent agreement between the Partnership and an unaffiliated third party for the sale of the Partnership's apartment project, the Warner Oaks Apartments. The General Partner has stated that the buyer has the right under the terms of the agreement to conduct a thorough investigation of the project and to determine whether or not to proceed with the purchase of the property. There can be no assurance that the property will be sold on the terms proposed in the agreement, but if it is sold on these terms, the General Partner estimates that the net sale proceeds will generate distributions in an amount equal to from $704 to $715 per Unit before taxes. The General Partner estimates that the sale of the property would result in taxable gain and a federal tax liability at current rates of from $105 to $110 per Unit, plus any additional state or local taxes applicable to a Unitholder. The Purchasers believe that the proposed sale terms represent a very desirable sale price for the property. The Purchasers have established the Offer Price by discounting the estimated sale proceeds to the Unitholders in order to account for the risk that the proposed sale may not be consummated or may not be consummated on the terms in the current agreement, and for any potential delays in the final liquidation of the Partnership.

General Background Information

Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnership or the General Partner, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission.

According to publicly available information, there were 22,719 Units issued and outstanding at December 31, 1996, held by approximately 1,876 Unitholders. The Purchasers and Affiliates currently beneficially own an aggregate of 4,805 Units or approximately 21.15% of the outstanding Units (see "Certain Information Concerning the Purchasers" below).

Tendering Unitholders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Units to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. The Purchasers desire to purchase all Units tendered by each Unitholder.

If, prior to the Expiration Date, the Purchasers increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

Unitholders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Units.

                                  TENDER OFFER

Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with
Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Pacific Standard Time, on December 31, 1997, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

The Offer is conditioned on satisfaction of certain conditions. See Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in its sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer.

The Purchasers do not anticipate and has no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Units as offered herein.

Section 2. Proration; Acceptance for Payment and Payment for Units. If the number of Units validly tendered prior to the Expiration Date and not withdrawn is 5,680 or less, the Purchasers, upon the terms and subject to the conditions of the Offer, will accept for payment all Units so tendered.

If the number of Units validly tendered prior to the Expiration Date and not withdrawn exceeds 5,680, the Purchasers, upon the terms and subject to the conditions of the Offer, will accept for payment Units so tendered on a pro rata basis.

In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchasers will not pay for any Units tendered until after the final proration factor has been determined.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, as promptly as practicable following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Unitholders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Unitholders. Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 4.

If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

Section 3. Procedures for Tendering Units.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed and printed on orange paper) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unitholder may tender any or all Units owned by such Unitholder.

In order for a tendering Unitholder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Pacific Standard Time, on December 31, 1997, or such date to which the Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unitholder and delivery will be deemed made only when actually received by the Depositary.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unitholder must provide the Depositary with such Unitholder's correct taxpayer identification number and make certain certifications that such Unitholder is not subject to backup federal income tax withholding. Each tendering Unitholder must insert in the Letter of Transmittal the Unitholder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unitholder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unitholder's taxpayer identification number and address and that the Unitholder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences.")

Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering Unitholder irrevocably appoints the designees of the Purchasers as such Unitholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unitholder's rights with respect to the Units tendered by such Unitholder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Units for payment. Upon such acceptance for payment, all prior proxies given by such Unitholder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Units, be empowered to exercise all voting and other rights of such Unitholder as they in their sole discretion may deem proper at any meeting of Unitholders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Unitholder also assigns to the Purchasers all of the Unitholder's rights to receive distributions from the Partnership with respect to Units which are accepted for payment and purchased pursuant to the Offer, other than those distributions declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unitholder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Unitholder's representation and warranty that (i) such Unitholder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Unit complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unitholders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchasers believe it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unit holder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after February 1, 1998 (or such later date as may apply in the event the Offer is extended).

For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

If purchase of, or payment for, Units is delayed for any reason or if the Purchasers are unable to purchase or pay for Units for any reason, then, without prejudice to the Purchasers' rights under the Offer, tendered Units may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension to the Depositary, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Depositary, (iii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, by giving oral or written notice of such termination or delay to the Depositary, and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchasers may also be required by applicable law to disseminate to Unitholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.

If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Units) are delayed in their payment for Units or are unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Units on behalf of the Purchasers, and such Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchasers to delay payment for Units that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time.

Section 6. Certain Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNITHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unitholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH UNITHOLDER TENDERING UNITS SHOULD CONSULT SUCH UNITHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

The following discussion is based on the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

Gain or Loss. A taxable Unitholder will recognize a gain or loss on the sale of such Unitholder's Units in an amount equal to the difference between (i) the amount realized by such Unitholder on the sale and (ii) such Unitholder's adjusted tax basis in the Units sold. The amount realized by a Unitholder will include the Unitholder's share of the Partnership's liabilities, if any (as determined under Code section 752 and the regulations thereunder). If the Unitholder reports a loss on the sale, such loss generally could not be currently deducted by such Unitholder except against such Unitholder's capital gains from other investments. In addition, such loss would be treated as a passive activity loss. (See "Suspended Passive Activity Losses" below.)

The adjusted tax basis in the Units of a Unitholder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) Each Unitholder who plans to tender hereunder should consult with the Unitholder's own tax advisor as to the Unitholder's adjusted tax basis in the Unitholder's Units and the resulting tax consequences of a sale.

If any portion of the amount realized by a Unitholder is attributable to such Unitholder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code section 751, a corresponding portion of such Unitholder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unitholder's recognizing ordinary income with respect to the portion of the Unitholder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

A tax-exempt Unitholder (other than an organization described in Code Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unitholder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

Partnership Allocations in Year of Sale. A tendering Unitholder will be allocated the Unitholder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unitholder will assign to the Purchasers their rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unitholder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unitholder on the sale of the Units.

Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible, although deemed by the Purchasers to be unlikely

(given the number of Units subject to the Offer and the limited secondary market for the Units), that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer. The primary potential effect on the Partnership of such a termination under current tax law would be to require the Partnership to refile certain Partnership tax elections and to start new depreciable lines for its assets. The Purchasers are not aware of any factors that would cause a tax termination to have a material adverse impact on the Partnership. A tax termination of the Partnership also could have the adverse effect on Unitholders whose tax year is not the calendar year, of the inclusion of more than one year of Partnership tax items in one tax return of such Unitholders, resulting in a "bunching" of income.

Suspended "Passive Activity Losses". A Unitholder who sells all of the Unitholder's Units would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale free of the passive activity loss limitation. As a limited partner of the Partnership, which was engaged in real estate activities, the ability of a Unitholder, who or which is subject to the passive activity loss rules, to claim tax losses from the Partnership was limited. Upon sale of all of the Unitholder's Units, such Unitholder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unitholder's Units and then against income from any other source.

Foreign Unitholders. Gain realized by a foreign Unitholder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchasers will withhold 10% of the amount realized by a tendering Unitholder from the purchase price payment to be made to such Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

Section 7. Effects of the Offer.

Limitations on Resales. The Partnership Agreement does not restrict transfers of Units, provided a transfer results in an assignee holding at least five Units and complies with any applicable state securities laws (such as the California consent to transfer rules). As the Purchasers are currently beneficial owners of Units, they should be deemed exempt from any California consent to transfer requirements. Accordingly, the Purchasers neither anticipate any limitation on their right to acquire the Units.

Effect on Trading Market. There is no established public trading market for the Units and, therefore, a reduction in the number of Unitholders should not materially further restrict the Unitholders' ability to find purchasers for their Units on any secondary market.

Voting Power of Purchasers. Depending on the number of Units acquired by the Purchasers pursuant to the Offer, the Purchasers may have the ability to exert certain influence on matters subject to the vote of Unitholders, though the maximum number of Units sought hereunder would not give the Purchasers a controlling voting interest.

The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unitholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unitholders. The Purchasers do not believe that the purchase of Units pursuant to the Offer will result in the Units becoming eligible for deregistration under the Exchange Act.

         Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable. Any such acquisition may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer.

         The Purchasers are acquiring the Units pursuant to the Offer solely for investment purposes. Although the Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership, the Purchasers reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including a vote to cause the sale of the Partnership's remaining property and the liquidation and dissolution of the Partnership.

         Section 9. The Business of the Partnership. Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports. Additional information concerning the Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchasers expressly disclaim any responsibility for the information included in such reports and extracted in this discussion.

         The Partnership was organized in 1980 as a California limited partnership for the purpose of acquiring, developing, maintaining and operating income-producing residential real properties for the benefit of its limited partners. The Partnership currently owns one apartment complex and two spaces in a mobile home park (the "Properties"). See the discussion of a proposed sale of the Partnership apartment complex under the caption "Introduction-Establishment of the Offer Price." The Operating General Partner of the partnership is De Anza Corporation. As of December 31, 1996, there were 22,719 Units outstanding held by approximately 1,876 Unitholders.

         Selected  Financial  Data.  Set  forth  below is a summary  of  certain
financial  data  for  the   Partnership   which  has  been  excerpted  from  the
Partnership's Annual Report on Form 10-K for the year ended December 31, 1996.

The following table sets forth in comparative tabular form a summary of selected financial data for each of the Partnership's last five full years:



                                                                                    Years Ended December 31,
                                                             1996           1995            1994           1993            1992
                                                             ----           ----            ----           ----            ----

Operating revenues:                                    $2,363,283     $2,344,863      $2,925,056     $3,028,062      $3,244,548

Gain (loss) on Sale of Property and Equipment              29,001         42,000        (67,041)        153,751          74,951

Net income (loss) from continuing operations              379,819        196,633       (491,194)      (827,239)       (349,948)

Net income (loss) from continuing operations
per limited partner interest (1)                            16.55          8.57          (18.38)        (30.95)         (13.09)

Total assets:                                           8,905,871      9,540,441      10,341,663     15,724,774      15,953,844

Long-term obligations                                   4,222,320      4,261,943       4,278,706      8,319,038       7,818,477

Cash distributions per partnership interest:

1. Limited Partner (2)                                      38.03          33.76           65.45              -           15.84
2. General Partner                                              -              -               -              -               -



Assets have been disposed of during the periods presented above which materially affect the comparability reflected in the selected financial data.

     (1) Net income (loss) from continuing operations per limited partner interest is based on the aggregate number of such interests outstanding (22,719 Units) during each year.

     (2) Cash distributions per limited partner interest are based on the aggregate number of such interests outstanding (22,719 Units) during each year.

Section 10. Conflicts of Interest. The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer.

Section 11. Certain Information Concerning the Purchasers. The Purchasers are Accelerated High Yield Institutional Investors, L.P.; Citadel Secondary Market Fund 1, Ltd. and Cal-Kan, Inc. For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto.

Affiliates of certain of the Purchasers acquired five Units in April, 1995, at $305 per Unit, in a privately negotiated transaction. In addition, during the period ending September 1, 1995, affiliates of the Purchasers acquired 528 Units in privately negotiated transactions with unrelated parties for prices ranging from $275 to $305 per Unit. In a tender offer which terminated in September 1995, such affiliates acquired a total of 941 Units for a purchase price of $305 per Unit. In a tender offer which terminated in May 1996, one of the Purchasers purchased a total of 2,139 Units for $305 per Unit. Between May and November 1996, certain of the Purchasers' affiliates acquired additional Units at $305 per Unit. During the period from November 27, 1996 through December 31, 1996, certain of the Purchasers' affiliates purchased a total of 798 Units at a price of $320 per Unit pursuant to a tender offer. Finally, in a tender offer ending March 15, 1997, affiliates of the Purchasers acquired an additional 245 Units at a price of $375 per Unit. The Purchasers and their affiliates currently hold an aggregate of 4,805 Units, or approximately 21.15% of the outstanding Units.

The principal business address of the Purchasers is 1640 School Street, Suite 100, Moraga, California 94556.

The Purchasers have binding commitments to contribute amounts sufficient to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all organization and operating costs of the Purchasers. The Purchasers are not public companies and have not prepared audited financial statements. The Purchasers, their general partners, owners and members have an aggregate net worth in excess of $15 million, including net liquid assets of more than $5 million.

Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Units, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on
Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Section 12. Source of Funds. The Purchasers expect that approximately $3,124,000 would be required to purchase 5,680 Units, if tendered, and an additional $10,000 would be required to pay related fees and expenses. The Purchasers anticipate funding all of the purchase price and related expenses through existing capital reserves and additional capital contributions from their owners.

Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained on or before the Expiration Date.

The Purchasers shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

    (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders,
(iii) requires divestiture by the Purchasers of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospectus of the Purchasers or the Partnership;

    (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
(i) through (v) of paragraph (a) above;

    (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchasers, is or may be materially adverse to the Partnership, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or may have a material adverse effect on the value of the Units;

    (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

    (e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

             The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers regardless of the circumstances giving rise to such conditions or may be waived by the Purchasers in whole or in part at any time and from time to time in their sole discretion. Any termination by the Purchasers concerning the events described above will be final and binding upon all parties.

             Section 14. Certain Legal Matters.

             General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Units thereunder. The Purchasers' obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

     Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

             Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

             State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein.

These laws are directed at the acquisition of corporations and not partnerships. The Purchasers, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

             Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Units tendered.

             Section 15. Fees and Expenses. The Purchasers have retained MacKenzie Patterson, Inc., an affiliate of certain Purchasers, to act as Depositary in connection with the Offer. The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer.

             Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNITHOLDERS IN ANY JURISDICTION IN
WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

             No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

December 2, 1997           ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                           CITADEL SECONDARY MARKET FUND 1, LTD.
                           CAL-KAN, INC.

                                   SCHEDULE I

                 THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

     The Purchasers are Accelerated High Yield Institutional Investors, L.P., Citadel Secondary Market Fund 1, Ltd. and Cal-Kan, Inc. The general partner of Accelerated High Yield Institutional Investors, L.P. is MacKenzie Patterson, Inc.; and the general partner of Citadel Secondary Market Fund 1, Ltd. is Citadel Financial Group, Inc. The names of the principal executive officers and directors of MacKenzie Patterson, Inc., Cal-Kan, Inc. and Citadel Financial Group, Inc., and their present principal occupations and their business activities over the most recent five years are summarized below. The principal address of each of the purchasers is l650 School Street, Moraga, California 94556. Each of the individuals identified below is a citizen of the United States.

MacKenzie Patterson, Inc.

     C.E. Patterson is President of MacKenzie Patterson, Inc. He is the co-founder and President of Patterson Financial Services, Inc. In 1981, Mr. Patterson founded PFS with Berniece A. Patterson, as a financial planning firm. Patterson Real Estate Services, a licensed California Real Estate Broker, was founded in 1982. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., an executive officer and controlling shareholder of Moraga Partners, Inc., and trustee of the Pat Patterson Western Securities, Inc. Profit Sharing Plan. Mr. Patterson, through his affiliates, manages a number of investment and real estate partnerships.

     Berniece A. Patterson is a director of MacKenzie Patterson, Inc. In 1981, Ms. Patterson and C.E. Patterson established Patterson Financial Services, Inc. She serves as Chair of the Board and Vice President of PFS. Her responsibilities with PFS include oversight of administrative matters and monitoring of past projects underwritten by PFS. Ms. Patterson is Chief Executive Officer of an affiliate, Pioneer Health Care Services, Inc., and is responsible for the day-to-day operations of three nursing homes and over 300 employees.

             Victoriaann Tacheira is senior vice president of MacKenzie Patterson, Inc., which she joined in 1988. Ms. Tacheira has eleven years of experience with the NASD broker/dealer business and is experienced in all phases of broker/dealer operations. She is licensed with the NASD as a General Securities Principal. She is president and owner of North Coast Securities Corporation. Ms. Tacheira has been certified by the College of Financial Planning in Denver, Colorado, as a Financial ParaPlanner.

Cal-Kan, Inc.

     Cal Kan, Inc. is a Kansas corporation owned by C.E. Patterson and Thomas A. Frame. Mr. Patterson and Mr. Frame are also each an executive officer and director of Cal Kan, Inc. Information regarding Mr. Patterson is set forth above.

             Thomas A. Frame has been the president of Paradigm Investment Corporation, a real estate limited partnership secondary market firm, since 1986. In 1973, Mr. Frame was a co-founder of Transcentury Real Estate Masters, Oakland, California, a residential and commercial real estate brokerage firm. In 1973 he also co-founded, and has since then been a partner in, Transcentury Property Management Company, which has syndicated privately- placed real estate limited partnerships owning multi-family residential properties. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Frame is co-owner and an executive officer and director of Cal-Kan, Inc., and co-owner and an officer of Moraga Partners, Inc. Mr. Frame, through his affiliates, manages over $6 million dollars in investor capital and is currently managing a total of 1,150 residential units in four states.

Citadel Financial Group, Inc.

             Citadel Financial Group, Inc., ("CFGI") is a New Jersey corporation formed in August 1989 for the purpose of sponsoring and managing privately placed investment transactions.

             John J. Fischer, age 47, is the President of CFGI and oversees the administration and management of CFGI. Mr. Fischer is the President and a shareholder of Monaco Securities, Inc., a registered broker-dealer and actively raises capital for private and publicly registered limited partnerships. He is a shareholder of and serves as Vice President of Sales for Asset Allocation Advisors, Inc., a registered investment advisor, where he actively serves clients in the capacity as an investment advisor. Mr. Fischer received a Chartered Life Underwriter designation from The American College in 1978, received his Certified Financial Planner designation from the College of Certified Financial Planning in 1982 and is qualified securities representative and principal with the National Association of Securities Dealers ("NASD") . Mr. Fischer is also the President of Charitable Endeavors, Inc., a nonprofit fund raising organization.

     Denise R. McGann, age 40, is the Chief Financial Officer of CFGI and is responsible for the day to day accounting and bookkeeping activities of CFGI. Ms McGann is currently the Chief Operations Officer and a shareholder in both Monaco Securities, Inc. and Asset Allocation Advisors, Inc.

     Charles L. Gorenberg, age 59, is a Vice President of CFGI and assists the President in the overall management of CFGI. Mr. Gorenberg is a shareholder, the Executive Vice President of, and an investment advisor with, Asset Allocation Advisors, Inc. He is also a shareholder and registered securities representative with Monaco Securities, Inc. In 1975, Mr. Gorenberg co-founded Corporate Pension Actuaries, Inc. with Mr. Frank and currently serves as its Executive Vice
President. Mr. Gorenberg currently serves as a general partner on three prior private real estate limited partnerships.

             Richard L. Breyley, age 55, is a director of CFGI. Mr. Breyley is currently the President of Haddon Planning Corporation which he founded in 1977. Haddon Planning Corporation provides employee benefit, insurance, tax and estate planning. He also is a shareholder of and serves as the Secretary/Treasurer and investment advisor with Asset Allocation Advisors, Inc. and is a shareholder, the Treasurer and a registered securities representative with Monaco Securities, Inc. Mr. Breyley currently serves as a general partner for a real estate development corporation and two prior private real estate limited partnerships.

     Seymour Frank, age 75, is a director of CFGI. Mr. Frank co-founded Corporate Pension Actuaries, Inc. with Gorenberg in 1975 and is currently the President. He is the President and a shareholder of Asset Allocation Advisors, Inc. Mr. Frank is also a principal, Vice President and a registered securities representative with Monaco Securities, Inc.

                                 Exhibit (a)(2)

da12-5/14d.1

                              LETTER OF TRANSMITTAL

                                 THE OFFER, WITHDRAWAL  RIGHTS AND PRORATION
                                 PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON DECEMBER 31, 1997
                                 (the "Expiration Date") UNLESS EXTENDED.

                                  Deliver to:     MacKenzie Patterson, Inc.
                                                  1640 School Street, Suite 100
                                                  Moraga, California  94556

                                  Via Facsimile:            (510) 631-9119
                                  For assistance:    (800) 854-8357 EXT 208

                                                   (PLEASE INDICATE CHANGES
                                                   OR CORRECTIONS TO THE
                                                   ADDRESS PRINTED TO THE LEFT)


         To participate in the Offer, a duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Depositary on or prior to the Expiration Date. Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth above does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Unitholder. Please use the pre-addressed, postage-paid envelope provided.

     This Letter of Transmittal is to be completed by Unitholders of DeAnza Properties XII, L.P. (the "Partnership"), pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed to such terms in the Offer to Purchase.

               PLEASE CAREFULLY READ THE ACCOMPANYING INSTRUCTIONS

Gentlemen:

     The undersigned hereby tenders to Accelerated High Yield Institutional Investors, L.P., Citadel Secondary Market Fund 1, Ltd. and Cal-Kan, Inc. (together the "Purchasers") all of the limited partnership units ("Units") in the Partnership held by the undersigned as set forth above (or, if less than all such Units, the number set forth below in the signature box) at $550 per Unit (the "Offer Price"), less the amount of any distributions made or declared with respect to the Units between the Offer Date and the Expiration Date, and upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated December 2, 1997 (the "Offer to Purchase"), and this Letter of Transmittal (which together constitute the "Offer"). Receipt of the Offer to Purchase is hereby acknowledged.

         Subject to and effective upon acceptance for payment of any of the Units tendered hereby, the undersigned hereby sells, assigns and transfers to, or upon the order of, Purchasers all right, title and interest in and to such Units which are purchased pursuant to the Offer. The undersigned hereby irrevocably constitutes and appoints the Purchasers as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Units, with full power of substitution (such power of attorney and proxy being deemed to be an irrevocable power and proxy coupled with an interest), to deliver such Units and transfer ownership of such Units, on the books of the Partnership, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchasers and, upon payment of the purchase price in respect of such Units by the Purchasers, to exercise all voting rights and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units all in accordance with the terms of the Offer. Subject to and effective upon the purchase of any Units tendered hereby, the undersigned hereby requests that each of the Purchasers be admitted to the Partnership as a "substitute Limited Partner" under the terms of the Partnership Agreement of the Partnership. Upon the purchase of Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Units will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective). In addition, by executing this Letter of Transmittal, the undersigned assigns to the Purchasers all of the undersigned's rights to receive distributions from the Partnership with respect to Units which are purchased pursuant to the Offer, other than distributions declared or paid on or after the Offer Date and through the Expiration Date.

         The undersigned hereby represents and warrants that the undersigned owns the Units tendered hereby within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and has full power and authority to validly tender, sell, assign and transfer the Units tendered hereby, and that when any such Units are purchased by the Purchasers, the Purchasers will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim. Upon request, the undersigned will execute and deliver any additional documents deemed by the Purchasers to be necessary or desirable to complete the assignment, transfer and purchase of Units tendered hereby.

         The undersigned understands that a tender of Units to the Purchasers will constitute a binding agreement between the undersigned and the Purchasers upon the terms and subject to the conditions of the Offer. The undersigned recognizes the right of the Purchasers to effect a change of distribution address to MacKenzie Patterson, Inc. at 1640 School Street, Suite 100, Moraga, California, 94556. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchasers may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment will be destroyed by the Purchasers. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.




===============================================================================
                                  SIGNATURE BOX
    (Please complete Boxes A, B, C and D on the following page as necessary)
===============================================================================


----------------------------------------------------------------------------
Please sign exactly as your name is
printed (or corrected) above, and
insert your Taxpayer Identification
Number or Social Security Number in
the space provided below your                  X_______________________________
signature.  For joint  owners,                    (Signature of Owner)   Date
each joint  owner must sign.
(See  Instructions 1)  The
signatory hereto hereby certifies              X_______________________________
under penalties of perjury the                    (Signature of Owner)   Date
statements in Box B, Box C and,
if applicable,  Box D.  If the
undersigned is tendering less                    Taxpayer I.D. or Social # ____
than all Units held, the number                  Telephone No. (day) __________
of  Units  tendered  is set forth                              (eve.)__________
below.  Otherwise,  all  Units  held
by the undersigned are tendered hereby.

______________  Units
==============================================================================
                          Medallion Signature Guarantee
                           (required for all Sellers)
                              (See Instructions 1)


Name and Address of Eligible Institution: ____________________________________
Authorized Signature _____________________________     Title _________________
Name ________________________________          Date _______________,199___
===============================================================================

===============================================================================
                                      BOX B
                               SUBSTITUTE FORM W-9
                           (See Instruction 3 - Box B)
-------------------------------------------------------------------------------
          The person signing this Letter of Transmittal hereby certifies the following to the Purchasers under penalties of perjury:
                  (i) The TIN set forth in the signature box on the front of this Letter of Transmittal is the correct TIN of the Unitholder, or if this box [ ] is checked, the Unitholder has applied for a TIN. If the Unitholder has applied for a TIN, a TIN has not been issued to the Unitholder, and either: (a) the Unitholder has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) the Unitholder intends to mail or deliver an application in the near future (it being understood that if the Unitholder does not provide a TIN to the Purchasers within sixty (60) days, 31% of all reportable payments made to the Unitholder thereafter will be withheld until a TIN is provided to the Purchasers); and
                  (ii) Unless this box [ ] is checked, the Unitholder is not subject to backup withholding either because the Unitholder: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Unitholder is subject to backup withholding a sa result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Unitholder is no longer subject to backup withholding.

          Note: Place an "X" in the box in (ii) if you are unable to certify that the Unitholder is not subject to backup withholding.

===============================================================================
===============================================================================
                                      BOX C
                                FIRPTA AFFIDAVIT
                           (See Instruction 3 - Box C)
-------------------------------------------------------------------------------
          Under Section 1445(e)(5) of the Internal Revenue Code and Treas. Reg. 1.1445-11T(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interests plus cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchasers that no withholding is required with respect to the Unitholder's interest in the Partnership, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury;
                  (i) Unless this box [ ] is checked, the Unitholder, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax Regulations); (ii) the Unitholder's U.S. social security number (for individuals) or employer identification number (for non-individuals) is correctly printed in the signature box on the front of this Letter of Transmittal; and (iii) the Unitholder's home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal. If a corporation, the jurisdiction of incorporation is __________.
          The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchasers and that any false statements contained herein could be punished by fine, imprisonment, or both.
===============================================================================
===============================================================================
                                      BOX D
                               SUBSTITUTE FORM W-8
                           (See Instruction 4 - Box D)
-------------------------------------------------------------------------------
          By checking this box [ ], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the Unitholder is an "exempt foreign person" for purposes of the backup withholding rules under the U.S. federal income tax laws, because the Unitholder:

        (i) Is a nonresident alien individual or a foreign corporation, partnership, estate or trust;
       (ii) If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and
      (iii) Neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.
===============================================================================

                                  INSTRUCTIONS

              Forming Part of the Terms and Conditions of the Offer

     1. Tender, Signature Requirements; Delivery. After carefully reading and completing this Letter of Transmittal, in order to tender Units a Unitholder must sign at the "X" on the bottom of the first page of this Letter of Transmittal and insert the Unitholder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature. The signature must correspond exactly with the name printed (or corrected) on the front of this Letter of Transmittal without any change whatsoever. If this Letter of Transmittal is signed by the registered Unitholder of the units a
Medallion signature guarantee on this Letter of Transmittal is required. Similarly, if Units are tendered for the account of a member firm of a registered national security exchange, a member firm of the National Association of Securities Dealer, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United states (each an "Eligible Institution"), a Medallion signature guarantee is required. In all other cases, signatures on this Letter of
Transmittal  must  be  Medallion  guaranteed  by  an  Eligible  Institution,  by completing the Signature guarantee set forth in BOX A of this Letter of Transmittal. If any tendered Units are registered in the names of two or more joint holders, all such holders must sign this Letter of Transmittal. If this Letter of Transmittal is signed by trustees, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Purchasers of their authority to so act. For Units to be validly tendered, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees in BOX A, and any other documents required by this Letter of Transmittal, must be received by the depositary prior to or on the Expiration Date at its address or facsimile number set forth on the front of this Letter of Transmittal. No alternative, conditional or contingent tenders will be accepted. All tendering Unitholders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of their tender.

     2. Transfer Taxes. The Purchasers will pay or cause to be paid all transfer taxes, if any, payable in respect of Units accepted for payment pursuant to the Offer.

     3. U.S. Persons. A Unitholder who or which is a United States citizen or resident alien individual, a domestic corporation,a domestic partnership, a domestic trust or a domestic estate (collectively "United States persons") as those terms are defined in the Internal Revenue Code and Income Tax Regulations, should complete the following:

         Box B - Substitute Form W-9. In order to avoid 31% federal income tax backup withholding, the Unitholder must provide to the Purchasers the Unitholder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature line and certify, under penalties of perjury, that such Unitholder is not subject to such backup withholding. The TIN that must be provided is that of the registered Unitholder indicated on the front of this Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service ("IRS"), in addition to the Unitholder being subject to backup withholding. Certain Unitholders (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

         Box C - FIRPTA Affidavit. To avoid potential withholding of tax pursuant to Section 1445 of the Internal Revenue Code, each Unitholder who or which is a United States Person (as defined Instruction 3 above) must certify, under penalties of perjury, the Unitholder's TIN and address, and that the Unitholder is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS.

     4. Box D - Foreign Persons. In order for a Unitholder who is a foreign person (i.e., not a United States Person as defined in 3 above) to qualify as exempt from 31% backup withholding, such foreign Unitholder must certify, under penalties of perjury, the statement in BOX D of this Letter of Transmittal attesting to that foreign person's status by checking the box preceding such statement. However, such person will be subject to withholding of tax under
Section 1445 of the Code.

     5. Additional Copies of Offer to Purchase and Letter of Transmittal. Requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Purchasers by calling 800-854-8357 ext. 206.

                                 Exhibit (a)(3)

da12-5/14d.1

     December 2, 1997

             TO:           De Anza PROPERTIES XII, LTD. LIMITED PARTNERS

         SUBJECT:          OFFER TO PURCHASE UNITS INCREASED TO $550 PER UNIT
                                                   ---------


Dear Fellow Limited Partner:

Enclosed with this letter is an offer to pay you $550 per Unit for any and all Units you own in De Anza Properties XII ("De Anza XII"). You will recall that several offers have been made by affiliates of MacKenzie Patterson, Inc. and Moraga Partners, Inc. ("MPI") to purchase your units over the past two years at prices ranging from $305 per unit (April, 1996) to $375 per unit (February, 1997). The previous Offers sought to purchase a maximum of 10,224 units, and 4,805 were acquired representing 21.3% of the partnership; MPI affiliates continue to hold the single largest block of De Anza XII Units.

A formal Offer to Purchase is enclosed, which provides more details. Our offer will expire on December 31, 1997; accordingly, we encourage you to review our offer and act promptly if you would like to terminate your investment during 1997.[Footnote 1] Holders of Units ("Unitholders") are urged to consider the following factors:

Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership.

De Anza Corporation, the Partnership's Operating General partner (the"General Partner"), has announced a contingent agreement to sell the Partnership's sole remaining property effective January 1998. The General Partner stated that there are material contingencies in the agreement and there can be no assurance that the property will be sold. If it is sold on the proposed terms, the General Partner estimates total liquidating distributions in an amount equal to $705 to $714 per Unit, a portion of which would be retained by the Partnership as capital reserves. The price offered by the Purchasers is less than this estimated distribution of sales proceeds in the event the proposed sale is consummated.

The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $550 per Unit, the Purchasers were motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

As a result of consummation of the Offer, the Purchasers may be in a position to significantly influence all Partnership decisions on which Unitholders may vote. The Purchasers will vote the Units acquired in its own best interest, which may be different from or in conflict with the interests of the remaining Unitholders.

The Purchasers may accept only a portion of the Units tendered by a Unitholder in the event a total of more than 5,680 Units are tendered.[End Footnote 1]

MPI affiliates continue to desire to purchase up to a total of 45% of De Anza XII, but now only own less than half that amount. Based upon communications with Unitholders, MPI believes that many more investors are looking for an opportunity to sell their Units and close their investment during 1997 without waiting for the liquidation of the partnership as a whole. The general partner, as you are aware, has announced that the partnership's last major asset is subject to a contract to sell which, if consummated, should close during the first quarter of 1998. While there should be a major distribution from the estimated $705 to $714 per unit of proceeds of the sale, the general partner expects to set up reserve accounts for the partnership equal to $25 to $50 per unit. These reserves should be paid out over 1998 and 1999, but previous De Anza partnerships have sometimes taken a longer period. For instance, De Anza IX sold its last properties in 1993 and has yet to liquidate and make its final distribution four years later!. Thus, even if a sale of De Anza XII's last property does occur in 1998, the partnership will likely continue in existence for another two years or more. The proposed sale and possible distribution has, nonetheless, increased the attractiveness of the units to MPI.

         ACCORDANTLY, AFFILIATES OF MPI ("THE PURCHASERS") HAVE DECIDED THAT A HIGHER OFFER PRICE IS NOW JUSTIFIED, AND HEREBY OFFER TO PURCHASE UP TO AN ADDITIONAL 5,680 UNITS AT A PRICE 80% HIGHER THAN THE ORIGINAL OFFER OF $305.

The Purchasers and their affiliates manage investor capital committed to the purchase of limited partnership units of existing partnerships, particularly of those which have not liquidated within the time frame originally intended at the time of the original offering. The Purchasers and their affiliates offer an alternative for investors who have held their investment in the limited partnership for much longer than they wished. To date, the General Partner has not indicated any time table by which final liquidation might occur except to announce the pending property sale.

The original investors in De Anza XII have not yet received a return of capital and, in spite of the potential sale of Warner Oaks, partners are not likely to receive sales distributions in the future which will result in a 100% return of capital. Because many investors have found their investment in De Anza XII disappointing, many have wished to terminate their investment prior to final liquidation which, again, the general partner has indicated is in the indefinite future. The Purchasers' offer represents over 75% of the total estimate of liquidation proceeds to be paid to investors over the next two years or more, and we believe that many investors would prefer to accept "a bird in the hand" rather than await the final liquidation. Possible other reasons for which investors might choose to accept the Purchasers's offer of $550 per unit are listed in the documents which detail the offer.

Possible Tax Advantage to Accepting Purchase Offer

WE URGE YOU TO CONSULT YOUR PERSONAL TAX ADVISORS REGARDING THE POTENTIAL BENEFITS OF ACCEPTING THE OFFER. The Purchasers do not purport to offer tax advice, but believe that De Anza XII limited partners who accept the Purchasers' Offer should realize a LOWER capital gain if they sell in 1997 than they will realize in 1998 if they continue to hold the units, based upon the general partner's estimate of gain reportable for 1998. Part of the reduction is because accepting Purchasers' Offer will result in a receipt of cash of $550 now versus an estimated $655 to $689 sometime in 1998, but because partners will never receive a complete return of their original capital even including the expected distribution from the proposed sale, there will remain a capital loss on the investment which may not be deducted until final liquidation. Unitholders who accept the Offer will have a final resolution of their reportable capital gains for tax purposes as of 1997 and, importantly, selling partners will be able to avoid further tax reporting with regard to their investment for 1998 and any subsequent years, a fact which should save most investors substantial tax preparation expenses and effort.

A transmittal letter (in orange) is also enclosed which you can use for accepting the offer. Please execute this document and return it in the enclosed envelope. Please call us at (800) 854-8357 if you have any questions.

Respectfully submitted,


C.E. Patterson
President of Moraga Partners, Inc.
President of MacKenzie Patterson, Inc.
General Partners or Member of the Purchasers